UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

KING PHARMACEUTICALS, INC.

(Name of Subject Company (Issuer))

KING PHARMACEUTICALS, INC.

(Name of Filing Person (Issuer))

1  1/4% Convertible Senior Notes Due 2026

(Title of Class of Securities)

495582AJ7

(CUSIP Number of Class of Securities)

Brian A. Markison

President and Chief Executive Officer

King Pharmaceuticals, Inc.

501 Fifth Street

Bristol, Tennessee 37620

(423) 989-8000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$402,111,111.11	$46,685.10

*

Calculated solely for purposes of determining the filing fee. The purchase price of the 1  1/4% Convertible Senior Notes Due 2026 (the “Securities”), as described herein, is approximately $1,005.28 per $1,000 principal amount at maturity outstanding. As of January 28, 2011, there was $400,000,000 in aggregate principal amount at maturity of Securities outstanding, resulting in an aggregate maximum purchase price of $402,111,111.11.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $116.10 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

As required by the Indenture, dated as of March 29, 2006 (the “Indenture”), between King Pharmaceuticals, Inc., a Tennessee corporation (the “Company”), the Subsidiary Guarantors (as defined in the Indenture), and The Bank of New York Mellon Trust Company, N.A. (formerly known as The Bank of New York Trust Company, N.A.), as trustee (the “Trustee”), relating to the Company’s 1  1/4% Convertible Senior Notes Due 2026 (the “Securities”), and pursuant to the terms and subject to the conditions set forth therein, this Tender Offer Statement on Schedule TO-I (“Schedule TO”) is filed by the Company, with respect to the right of each holder (the “Holder”) of the Securities to require the Company to purchase, and the obligation of the Company to purchase, each $1,000 principal amount of the Securities, plus accrued and unpaid interest to, but excluding, the Fundamental Change Purchase Date, pursuant to the terms and conditions of the Fundamental Change Notice and Offer to Purchase dated January 31, 2011 (as it may be amended and supplemented from time to time, the “Fundamental Change Notice”), attached hereto as Exhibit (a)(1)(A), the Indenture and the Securities.

Holders may tender their Securities until 11:59 p.m., New York City time, on February 28, 2011.

This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All of the information set forth in the Fundamental Change Notice is incorporated herein in response to Items 1 through 11 of this Schedule TO, except for those Items as to which information is specifically provided herein. All capitalized terms used but not specifically defined in this Schedule TO shall have the meanings given to such terms in the Fundamental Change Notice.

Item 1. Summary Term Sheet.

The information set forth in the section of the Fundamental Change Notice entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the issuer is King Pharmaceuticals, Inc., a Tennessee corporation. The address of the Company’s principal executive offices is 501 Fifth Street, Bristol, Tennessee 37620 and its telephone number is (423) 989-8000.

(b) The information set forth in “Important Information Concerning the Fundamental Change Put Option and Conversion Rights — Section 1 — Information Concerning the Company” and “Important Information Concerning the Fundamental Change Put Option and Conversion Rights — Section 2 — Information Concerning the Securities” of the Fundamental Change Notice is incorporated herein by reference.

(c) The information set forth in “Important Information Concerning the Fundamental Change Put Option and Conversion Rights — Section 2.4—Market for the Securities and the Company’s Common Stock” of the Fundamental Change Notice is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

This is an issuer tender offer. The information set forth in Item 2(a) above and Annex A to the Fundamental Change Notice is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) The information set forth in the section entitled “Summary Term Sheet,” “Important Information Concerning the Fundamental Change Put Option and Conversion Rights — Section 2—Information Concerning the Securities,” “Important Information Concerning the Fundamental Change Put Option and Conversion Rights — Section 3—Procedures to Be Followed by Holders Electing to Surrender Securities for Purchase,” “Important Information Concerning the Fundamental Change Put Option and Conversion Rights — Section 4—Right of Withdrawal,” “Important Information Concerning the Fundamental Change Put Option and Conversion Rights —

Section 5—Payment for Surrendered Securities,” “Important Information Concerning the Fundamental Change Put Option and Conversion Rights — Section 6 — Securities Acquired,” “Important Information Concerning the Fundamental Change Put Option and Conversion Rights — Section 7 — Plans or Proposals of the Company,” “Important Information Concerning the Fundamental Change Put Option and Conversion Rights — Section 8 — Interests of Directors, Executive Officers and Affiliates of the Company in the Securities,” “Important Information Concerning the Fundamental Change Put Option and Conversion Rights — Section 9 — Agreements Involving the Company’s Securities,” “Important Information Concerning the Fundamental Change Put Option and Conversion Rights — Section 10—Purchases of Securities by the Company and its Affiliates” and “Important Information Concerning the Fundamental Change Put Option and Conversion Rights — Section 11— Certain Federal Income Tax Considerations” of the Fundamental Change Notice is incorporated herein by reference.

(b) The information set forth in the section entitled “Important Information Concerning the Fundamental Change Put Option and Conversion Rights — Section 8 — Interests of Directors, Executive Officers and Affiliates of the Company in the Securities” of the Fundamental Change Notice is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) The information set forth in the section entitled “Important Information Concerning the Fundamental Change Put Option and Conversion Rights — Section 9 — Agreements Involving the Company’s Securities” and “Important Information Concerning the Fundamental Change Put Option and Conversion Rights — Section 10 — Purchases of Securities by the Company and its Affiliates” of the Fundamental Change Notice is incorporated herein by reference.

Item 6. Purpose of the Transaction and Plans or Proposals.

(a), (b) and (c)(1)-(10) The information set forth in “Summary Term Sheet”, “Important Information Concerning the Fundamental Change Put Option and Conversion Rights — Section 1 — Information Concerning the Company,” “Important Information Concerning the Fundamental Change Put Option and Conversion Rights — Section 2.1 — The Company’s Obligation to Purchase the Securities,” “Important Information Concerning the Fundamental Change Put Option and Conversion Rights — Section 6 — Securities Acquired,” “Important Information Concerning the Fundamental Change Put Option and Conversion Rights — Section 7—Plans or Proposals of the Company” and “Important Information Concerning the Fundamental Change Put Option and Conversion Rights — Section 12—Additional Information” of the Fundamental Change Notice is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) The information set forth in “Important Information Concerning the Fundamental Change Put Option and Conversion Rights — Section 5—Payment for Surrendered Securities” of the Fundamental Change Notice is incorporated herein by reference.

(b) Not applicable.

(d) Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) The information set forth in “Important Information Concerning the Fundamental Change Put Option and Conversion Rights — Section 8 — Interests of Directors, Executive Officers and Affiliates of the Company in the Securities” of the Fundamental Change Notice is incorporated herein by reference.

(b) The information set forth in “Important Information Concerning the Fundamental Change Put Option and Conversion Rights — Section 8 — Interests of Directors, Executive Officers and Affiliates of the Company in the Securities” of the Fundamental Change Notice is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in “Important Information Concerning the Fundamental Change Put Option and Conversion Rights — Section 13—No Solicitations” of the Fundamental Change Notice is incorporated herein by reference.

Item 10. Financial Statements.

(a) Financial Information. The Company does not believe it is required to include financial information due to the fact that this information is not material to Holders of Securities because, among other reasons, the consideration offered consists solely of cash, the Fundamental Change Put Option is not subject to any financing conditions and the Fundamental Change Put Option applies to all outstanding Securities.

(b) Pro Forma Information. The Company does not believe it is required to include pro forma information due to the fact that this information is not material to Holders of Securities because, among other reasons, the consideration offered consists solely of cash, the Fundamental Change Put Option is not subject to any financing conditions and the Fundamental Change Put Option applies to all outstanding Securities.

Item 11. Additional Information.

(a) The information set forth in “Important Information Concerning the Fundamental Change Put Option and Conversion Rights — Section 1 — Information Concerning the Company,” “Important Information Concerning the Fundamental Change Put Option and Conversion Rights — Section 8 — Interests of Directors, Executive Officers and Affiliates of the Company in the Securities,” “Important Information Concerning the Fundamental Change Put Option and Conversion Rights — Section 9 — Agreements Involving the Company’s Securities” and “Important Information Concerning the Fundamental Change Put Option and Conversion Rights — Section 12 — Additional Information” of the Fundamental Change Notice is incorporated herein by reference.

(b) The information set forth in the Fundamental Change Notice is incorporated herein by reference.

Item 12. Exhibits.

(a)(1)(A) Fundamental Change Notice and Offer to Purchase to Holders of 1  1/4% Convertible Senior Notes Due 2026, dated January 31, 2011.

(a)(1)(B) Form of Substitute Form W-9.

(a)(5) Press release issued by the Company on January 31, 2011.

(b) Not applicable.

(d)(1) Indenture, dated as of March 29, 2006, between the Company, the Subsidiary Guarantors (as defined in the Indenture), and The Bank of New York Mellon Trust Company, N.A. (formerly known as The Bank of New York Trust Company, N.A.), as Trustee, is incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K, filed on March 30, 2006.

(d)(2) Agreement and Plan of Merger, dated as of October 11, 2010, among Pfizer Inc., Parker Tennessee Corp. and the Company, is incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K, filed on October 12, 2010.

(g) Not applicable.

(h) Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KING PHARMACEUTICALS, INC.

By:	/s/ Brian A. Markison
	Name:	Brian A. Markison
	Title:	President and Chief Executive Officer

Dated: January 31, 2011

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Fundamental Change Notice and Offer to Purchase to Holders of 1 1/4% Convertible Senior Notes Due 2026, dated January 31, 2011.

(a)(1)(B)	Form of Substitute Form W-9.

(a)(5)	Press release issued by the Company on January 31, 2011.

(b)	Not applicable.

(d)(1)	Indenture, dated as of March 29, 2006, between the Company, the Subsidiary Guarantors (as defined in the Indenture), and The Bank of New York Mellon Trust Company, N.A. (formerly known as The Bank of New York Trust Company, N.A.), as Trustee, is incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K, filed on March 30, 2006.

(d)(2)	Agreement and Plan of Merger, dated as of October 11, 2010, among Pfizer Inc., Parker Tennessee Corp. and the Company, is incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K, filed on October 12, 2010.

(g)	Not applicable.

(h)	Not applicable.